Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
September 25, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Ms. April Sifford	Mr. Gary A. Newberry
	Branch Chief	Division of Corporation Finance
	Division of Corporation Finance	(mail stop 7010)
(mail stop 7010)

Re:	Apache Offshore Investment Partnership Form 10-K for the year ended December 31, 2005 Forms 10-Q for quarters ended March 31, 2006 and June 30, 2006 File No. 0-13546
Ladies and Gentlemen:
This letter provides our response to the comments contained in your letter of September 12, 2006. We believe that this response should answer the issues raised in your comment letter, and we look forward to finalizing these changes and amended filings. By courier, we are providing copies of drafts of the amendments we propose to file in response to your letter’s request. Please let me know if you have follow up questions or need further clarification on our response.
The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,
/s/ Thomas L. Mitchell
Thomas L. Mitchell
Vice President and Controller

Form 10-K for the Fiscal Year Ended December 31, 2005
Disclosure Controls and Procedures, page 33
1.	We note your disclosure that you made no significant changes in the internal controls over financial reporting. Please amend this disclosure to address any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Regulation S-K Item 308(c) for guidance.
In an amendment, we will modify the last sentence of the paragraph titled Disclosure Controls and Procedures in Item 9A to read as follows:
We also made no changes in the Partnership’s internal controls over financial reporting during the fiscal quarter ending December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Partnership’s internal controls over financial reporting.
Exhibit 32.1
2.	We note this exhibit is not dated. In a complete amended filing, please provide a currently signed and dated exhibit 32.1.
In an amendment, we will provide dated certifications.
Form 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006
3.	Please address the above two comments in a complete amended filing for each of the two fiscal quarters in fiscal 2006.
We will file amendments to each of these quarterly reports making changes corresponding to those referenced in Comments 1 and 2 above to the appropriate sections and certifications of the reports.